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                             [GETTY PETROLEUM LOGO]

                                                               November 16, 2000

Dear Fellow Stockholders:

     In light of developments -- as well as recent press articles -- since I wrote to you on November 9 concerning our merger agreement with OAO LUKOIL and its subsidiaries, I'd like to update you on the status of our transaction and the proposal from United Refining Company.

     As we have informed you in our public filings with the SEC, your Board of Directors received a written proposal from a subsidiary of United on November 6, 2000. Although it was not an offer, your Board determined, after consultation with its legal and financial advisors, that this conditional proposal might result in United making an offer superior to that made by Lukoil. Since then, we have had discussions with United regarding the various contingencies in their proposal, and on November 9, 2000, we received a "clarifying" letter from United. On November 13, 2000, we publicly filed with the SEC an amendment to our
Schedule 14D-9 describing that letter.

     Our agreement with Lukoil for their purchase of all outstanding shares of Getty Petroleum Marketing for $5.00 per share remains in full force and effect. Your Board has authorized and directed the officers of the Company, together with its legal and financial advisors, to seek clarification of various aspects of United's proposal, particularly with respect to its conditions. Your Board also authorized the officers to furnish information to United about Getty Petroleum Marketing and to participate in discussions or negotiations with United regarding its proposal. This is being done in accordance with applicable law and in compliance with the terms of our merger agreement with Lukoil.

     Based on the correspondence we have received to date from United, you should be aware of the following:

     1. While United's proposal and press commentary indicates it might pay $5.75 per share, United's November 9 letter actually indicates a price of approximately $5.40 per share, because "any break-up fees and expense reimbursement owed to Lukoil [-- approximately $0.35 per share --] will be for the account of GPM's current shareholders." (Lukoil's offer is $5.00 per share, net to shareholders.)

     2. United's proposal is subject to the condition that at least 90% of Getty Petroleum Marketing's shares are tendered into any offer United might make -- in other words, if United makes an offer and stockholders tender less than 90% of the outstanding shares, then United would not be obligated to purchase any of the shares. (Lukoil's offer is subject to the condition that a minimum of 50% of Getty Petroleum Marketing's shares are tendered.)
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     3. United indicates that it has received a commitment letter from its financing institution for the portion of its proposed purchase price not provided by a $30 million equity contribution; however, United does not wish to provide us with a copy of the commitment letter at this time. (Lukoil's offer has no financing contingency.)

     4. United has resumed its due diligence investigation of Getty Petroleum Marketing, including with respect to environmental matters, under a confidentiality agreement it signed in April 2000. (Lukoil has completed its due diligence investigation.)

     5. United indicates that it wishes to discuss changes to the Master Lease with Getty Realty Corp. To date, there have not been any such discussions between United and Getty Realty. (At the time Lukoil's merger agreement was signed, Getty Petroleum Marketing and Getty Realty executed an amended Master Lease, which will become effective only upon the closing of Lukoil's offer.)

     If United or any other prospective purchaser submits a formal written offer prior to Lukoil's purchase of shares under their offer, your Board will consider it in accordance with our duties to you and the terms of our merger agreement with Lukoil. To date, however, your Board has only received a highly conditional proposal from United.

     YOUR BOARD HAS UNANIMOUSLY APPROVED THE LUKOIL MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT YOU TENDER YOUR SHARES PURSUANT TO LUKOIL'S OFFER. TENDERING YOUR SHARES INTO LUKOIL'S OFFER WILL NOT PREVENT YOU FROM LATER WITHDRAWING YOUR SHARES BECAUSE LUKOIL MAY NOT ACCEPT YOUR SHARES FOR PAYMENT UNTIL 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 8, 2000. YOU WILL BE ABLE TO WITHDRAW YOUR SHARES FROM LUKOIL'S OFFER AND TENDER THEM INTO ANOTHER OFFER, IF ONE IS MADE, AT ANY TIME PRIOR TO LUKOIL ACCEPTING YOUR SHARES FOR PAYMENT.

     If you have any questions or need additional assistance, please call MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free) or e-mail them at proxy@mackenziepartners.com.

     On behalf of the management and directors of Getty Petroleum Marketing, we thank you again for your support.

                                          Sincerely yours,

                                          [LEO LIEBOWITZ SIGNATURE]
                                          Leo Liebowitz
                                          Chairman and Chief Executive Officer